UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.  5)

Skinny Nutritional Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

830695 10 2
(CUSIP Number)

Michael Salaman
3 Bala Plaza East, Suite 101
Bala Cynwyd, PA  19004
(610) 784-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.   830695 10 2

1.	Names of Reporting Persons Michael Salaman I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 21,621,907 8. Shared Voting Power: 0 9. Sole Dispositive Power: 21,621,907 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 21,621,907

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions) IN

(Page 2 of 5 pages)

Explanatory Note

This Amendment No. 5 to Schedule 13D is being filed by Michael Salaman in connection with the common stock of Skinny Nutritional Corp. (“Skinny” or the “Issuer” or the “Company”) to amend the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 16, 2006, as amended by Amendment No. 1 to Schedule 13D filed on February 1, 2007, Amendment No. 2 to Schedule 13D filed on December 18, 2007, Amendment No. 3 to Schedule 13D filed on March 31, 2008, and Amendment No. 4 to Schedule 13D filed on April 15, 2010 (collectively, the “Prior 13Ds”).  Capitalized terms which are used herein but are not defined herein shall have the meaning ascribed to them in the Prior 13Ds.  Other than as set forth herein, there has been no material change in the information set forth in the Prior 13Ds. This Amendment No. 4 amends the Prior 13Ds as specifically set forth herein.

Item 1.    Security and Issuer

The information reported in response to Item 1 in the Prior 13Ds is incorporated herein by reference.

Item 2.    Identity and Background

The information reported in response to Item 2 in the Prior 13Ds is incorporated herein by reference.

Item 3.    Source and Amount of Funds or Other Consideration

The information reported in response to Item 3 in the Prior 13Ds is incorporated herein by reference and is further amended and supplemented as follows:

On August 12, 2010, the Reporting Person was granted 3,000,000 shares of restricted stock in connection with his entry into an employment agreement with the Company, pursuant to which he will continue to serve as the Company’s Chief Executive Officer and President. Further, on September 13, 2010, the Reporting Person was granted a total of 2,000,000 shares of restricted stock. Of this award, 25% of the total award vested immediately, with an additional 25% of the award vesting in equal annual installments.

Item 4.   Purpose of Transaction

The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which may include securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or (x) any action similar to any of those enumerated above.

(Page 3 of 5 pages)

Item 5.    Interest in Securities of the Issuer

The disclosure in Item 5(a) – (b) of the Prior 13Ds are hereby amended and supplemented as follows:

(a)–(b) As a result of the Reporting Person’s transactions described in Item 3 of this Schedule 13D/A, the Reporting Person may currently be deemed to be the beneficial owner of 21,621,907 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 5.9% of the issued and outstanding shares of Issuer’s Common Stock, which calculation is based on the number of shares of Issuer’s Common Stock outstanding as of January 14, 2011 (as reported in the Issuer’s definitive Proxy Statement filed on February 2, 2011), plus 9,083,333, which is the number of shares of Common Stock which may be issued upon the exercise of options that are presently exercisable and included in the Reporting Person’s beneficial ownership calculations. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

Of these shares, 9,083,333 shares are issuable upon the exercise of stock options presently held by the Reporting Person and which are exercisable within 60 days from the date of this Schedule 13D/A. As described in the Prior 13Ds and for the purpose of this Schedule 13D/A, (a) 750,000 of the options granted on July 30, 2008; (b) 666,667 of the options granted on August 14, 2009; and (c) 1,500,000 of the restricted shares grant of September 12, 2010, are excluded from the Reporting Person’s beneficial ownership calculations.

(c)  Except as described in Item 3 and Item 5(a)-(b), the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported herein.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information reported in response to Item 6 in the Prior 13Ds is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

None.

(Page 4 of 5 pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011

/s/ Michael Salaman
Michael Salaman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

(Page 5 of 5 pages)